SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number: 000-30540

GIGAMEDIA LIMITED
8F, No. 22, Lane 407, Section 2, Tiding Boulevard
Neihu District
Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

GigaMedia Announces Signing of Agreement to Acquire Strawberry Cosmetics Holding Limited
(attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

(Registrant)

Date: June 26, 2015	By: /s/ Collin Hwang
(Signature)
Name: Collin Hwang

Title: Chief Executive Officer

Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Announces Signing of Agreement to Acquire Strawberry Cosmetics Holding Limited

TAIPEI, Taiwan, June 26, 2015 – GigaMedia Limited (NASDAQ: GIGM) (the “Company”), an online games and computing services provider, today announced that it has entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics Holding Limited (“Strawberry Cosmetics”), a global cosmetics e-commerce company (the “Transaction”). The total consideration payable by the Company for the acquisition is approximately US$93.1 million.

Information on Strawberry Cosmetics

Strawberry Cosmetics is an established online distribution and retail platform of beauty products, which owns and operates the website “StrawberryNET.com” and the related mobile application. It has a comprehensive sales and distribution network covering the major countries worldwide, with increasing contributions from the fast growing economies in Asia. StrawberryNET.com is translated into 38 languages, and has a customer base of over 3 million customers worldwide. Strawberry Cosmetics has also established a global sourcing network of a comprehensive range of beauty products with more than 700 brands and 30,000 stock keeping units.

Consolidated sales revenues of Strawberry Cosmetics and its subsidiaries in the recent four years have been over US$200 million per annum. The revenue contribution is attributable mainly to the Oceania, United States and Europe markets. The Asian market still has considerable potential to grow. In this respect, Strawberry Cosmetics will benefit from the Company’s existing marketing resources for further expanding its Asian market and will integrate the Company’s technology expertise for enhancing its future product strategy.

Major Reasons for the Transaction

Diversification and exposure to e-commerce - As Strawberry Cosmetics is an established and proven e-commerce platform with existing customer base, the Company is of the view that the Transaction would help diversify the Company’s overall business risks and broaden the Company’s business portfolio in the Internet and technology sector, and allow the Company to tap into the fast growing beauty and cosmetics e-commerce market.

Potential synergies - The Company sees potential significant synergies with Strawberry Cosmetics from leveraging the Company’s expertise in information technology, online and offline marketing, as well as its local connections in various Asian countries including China, Japan and South Korea.

The completion of the Transaction is subject to the Company’s shareholders’ approval at an extraordinary general meeting of shareholders to be held on August 5, 2015 and other customary conditions. The Transaction is expected to be completed in the third quarter of 2015.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The Company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.